Exhibit 4.1

DESCRIPTION OF SECURITIES

U.S. Xpress Enterprises, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class A common stock, par value $0.01, which are the only securities of the Company registered pursuant to Section 12 of the Exchange Act.

The summary of the general terms and provisions of the Class A common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Third Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Third Amended and Restated Bylaws (the “Bylaws”), as well as the Registration Rights Agreement (as defined below), Stockholders’ Agreement (as defined below), and Voting Agreement (as defined below). For additional information, please read the Articles of Incorporation, Bylaws, Registration Rights Agreement, Stockholders’ Agreement, Voting Agreement, and the applicable provisions of Chapters 78 and 92A of the Nevada Revised Statutes (the “Nevada Statutes”).

Authorized Capital Stock

Our Articles of Incorporation authorizes 184,333,333 shares of capital stock, consisting of: (i) 140,000,000 shares of Class A common stock, par value $0.01 per share, (ii) 35,000,000 shares of Class B common stock, par value $0.01 per share, and (iii) 9,333,333 shares of preferred stock, par value $0.01 per share.

Class A and Class B Common Stock

Under our Articles of Incorporation, our authorized capital stock consists of 140,000,000 shares of Class A common stock, par value $0.01 per share, 35,000,000 shares of Class B common stock, par value $0.01 per share, and 9,333,333 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be designated by the Board of Directors.

Our Class A common stock is listed on the NYSE under the symbol “USX.”

Voting

Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to five votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A common stock and Class B common stock voting together as a single class, except as otherwise required by applicable law and except that a separate vote of the holders of Class B common stock will be required for:

●	any amendment of our Articles of Incorporation or Bylaws that modifies the voting, conversion, or other powers, preferences, other special rights or privileges, or restrictions of the Class B common stock; or

●	any reclassification of outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof.

Holders of our common stock are not entitled to cumulative voting in the election of directors. Because shares of Class B common stock are entitled to five votes per share, the holders of shares of Class B common stock are able to exert a greater degree of control over us (including, without limitation, with respect to the election of directors) than they otherwise would if such holders held an equivalent number of shares of Class A common stock. As a result, the multi-voting nature of our Class B common stock may have an effect of delaying, deferring or preventing a change in control or other extraordinary corporate transaction involving us, including a merger, reorganization, tender offer, sale or transfer of substantially all of our assets or a liquidation.

Conversion

Class A common stock has no conversion rights. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than Max Fuller, Lisa Quinn Pate, and William Eric Fuller (the “Qualifying Stockholders”) (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. In addition, each share of Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock on the last day of the first calendar quarter during which the outstanding shares of Class B common stock shall constitute less than ten percent of all outstanding common stock. We shall at all times reserve and keep available out of our authorized but unissued shares of Class A common stock a number of shares of Class A common stock sufficient to effect the conversion of all then outstanding shares of Class B common stock.

Dividends

Holders of Class A common stock and Class B common stock are entitled to receive dividends payable in cash or property other than common stock on an equal per share basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding preferred shares, if any. In the case of any dividend payable in common stock, the holders of Class B common stock may receive shares of Class A common stock or Class B common stock, as determined by the Board of Directors when declaring such dividend.

Any determination to pay dividends and other distributions in cash, stock or property of the Company is at the discretion of the Board of Directors.

Liquidation

In the event of liquidation, dissolution or winding up, holders of Class A common stock and Class B common stock share with each other on a ratable basis as a single class in our assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares of preferred stock, if any such stock is issued.

Other Terms

In any merger, consolidation, reorganization or other business combination, the consideration to be received per share by holders of Class A common stock and Class B common stock must be identical, except that if, after such business combination certain members of the Fuller and Quinn families (or trusts for the benefit of any of them or entities owned by any of them) jointly own more than ten percent of the surviving entity, any securities received by them may differ to the extent that voting rights differ between Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock are not entitled to preemptive rights and neither the Class A common stock nor the Class B common stock is subject to redemption.

The rights, preferences and privileges of holders of both classes of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares, which we may designate and issue in the future.

Preferred Stock

The Board of Directors is authorized to issue shares of our preferred stock at any time, without stockholder approval. It has the authority to determine all aspects of those shares, including the following:

●	the designation and number of shares;
●	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;
●	the voting rights, if any;
●	the conversion or exchange privileges, if any, applicable to that series;
●	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and
●	any purchase, retirement or sinking fund provisions applicable to that series.

Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of Class A common stock and Class B common stock or for other corporate purposes.

Provisions of our Articles of Incorporation and Bylaws with Anti-Takeover Implications

Certain provisions of our Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of stockholders.

Under our Articles of Incorporation, the Board of Directors may issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preference and relative participation, option and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our Bylaws specify certain requirements as to the form and content of a stockholder’s notice.

Such provisions, together with certain provisions of the Nevada Statutes (see “Nevada Anti-Takeover Statutes”), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest.) Any such discouraging effect upon takeover attempts could potentially depress the market price of our securities or inhibit temporary fluctuations in the market price of our securities that could result from actual or rumored takeover attempts.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada’s anti-takeover law because we have not opted out of the provisions of Sections 78.411–78.444 of the Nevada Statutes under the terms of our Articles of Incorporation. This law provides that specified persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Class A common stock.

Control Shares Act

Nevada Statutes Sections 78.378–78.3793 provide that, in certain circumstances, a person who acquires a controlling interest in a corporation, defined in Nevada Statutes Section 78.3785 as ownership of voting securities to exercise voting power in the election of directors in excess of a 1/5, 1/3, or a majority thereof, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of these statutes by amending our Articles of Incorporation or Bylaws either before or within ten days after the relevant acquisition of shares. We have not opted out of these statutes under our Bylaws.

No Cumulative Voting

The Nevada Statutes entitle companies’ articles of incorporation to provide stockholders the right to cumulate votes in the election of directors. Our Articles of Incorporation expressly do not allow for cumulative voting for holders of either Class A common stock or Class B common stock.

Authorized but Unissued Capital Stock

The Nevada Statutes do not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (the “NYSE”) require stockholder approval of certain issuances. Authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Stockholder Meetings

Our Bylaws provide that meetings of stockholders may be called by a majority of our Board of Directors, our Chairman, our Lead Independent Director or our Chief Executive Officer. Our Bylaws also provide that a special meeting of stockholders may be held if written demand(s) are submitted by holders of at least ten percent of all votes entitled to be cast on any issue proposed to be considered at such meeting.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, our Articles of Incorporation provide that the Eighth Judicial District Court of Clark County of the State of Nevada will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Nevada Statutes, our Articles of Incorporation or our Bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to the Eighth Judicial District Court of Clark County having personal jurisdiction over the indispensable parties named as defendant. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. However, the enforceability of similar forum provisions in other companies’ articles of incorporation have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Amendment of our Articles of Incorporation

The affirmative vote of holders of at least 50 percent of the voting power of our outstanding shares of stock will generally be required to amend provisions of our Articles of Incorporation.

Amendment of our Bylaws

Our Bylaws may generally be altered, amended or repealed, or new bylaws may be adopted, with:

●	the affirmative vote of a majority of our directors; or
●	the affirmative vote of holders of at least two-thirds of the voting power of our outstanding shares of stock.

Proxy Access Provision of Our Bylaws

Our Bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company’s outstanding Class A Common Stock continuously for at least three years to nominate and include in the Company’s proxy materials director nominees not to exceed the greater of (i) 20% of our Board of Directors or (ii) two directors, provided that the stockholder(s) and the nominee(s) satisfy the procedural and eligibility requirements specified in our Bylaws.

Registration Rights Agreement

We are a party to a registration rights agreement with certain members of the Fuller and Quinn families (or trusts for the benefit of any of them or entities owned by any of them) (the “Registration Rights Agreement”), pursuant to which such persons will be entitled to demand the registration of the sale of certain or all of our common stock that they beneficially own. Among other things, under the terms of the Registration Rights Agreement:

●	if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our commercially reasonable efforts to offer the other parties to the Registration Rights Agreement, if any, the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”); and
●	the other parties to the Registration Rights Agreement have the right, subject to certain conditions and exceptions, to request that we file registration statements with the Commission for one or more underwritten offerings of all or part of our common stock that they beneficially own and the Company is required to use commercially reasonable efforts to cause any such registration statements to be filed with the Commission and become effective.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the selling stockholders, will be paid by us. Each selling stockholder will pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such selling stockholder’s stock pursuant to any such registration.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The foregoing description is a summary of the material terms of the Registration Rights Agreement. Because this description is only a summary, refer to the form of this document which is an exhibit to this Annual Report on Form 10-K.

Stockholders’ Agreement

We are a party to a stockholders’ agreement, as amended (the “Stockholders’ Agreement”), with certain of our stockholders who are members of the Fuller and Quinn families. The Stockholders’ Agreement prohibits a party thereto from transferring its shares of our common stock, except (i) in a registered offering, (ii) in a sale pursuant to Rule 144, (iii) for certain permitted transfers to specified transferees who agree to be bound by the terms of the Stockholders’ Agreement and (iv) in certain block sales. The foregoing description is a summary of the material terms of the Stockholders’ Agreement. Because this description is only a summary, refer to this document, as amended, which is an exhibit to this Annual Report on Form 10-K.

Voting Agreement

Messrs. Eric Fuller and Max Fuller and Mses. Lisa Pate and Janice Fuller are parties to a voting agreement (the “Voting Agreement”) with each other. The Voting Agreement applies to all Class B common stock beneficially owned by them.

Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Lisa Pate and Janice Fuller will grant a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Lisa Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Company or serving on the Company’s Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Lisa Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement.

The Voting Agreement remains in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Lisa Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement. The foregoing description is a summary of the material terms of the Voting Agreement. Because this description is only a summary, refer to the form of this document, which is an exhibit to our Registration Statement on Form S-1.